Via EDGAR

April 24, 2015

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enviva Partners, LP
Registration Statement on Form S-1 (as amended)
File No. 333-199625

Ladies and Gentlemen:

On behalf of Enviva Partners, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 2:00 p.m. Eastern time on April 28, 2015, or as soon thereafter as practicable, unless the Partnership notifies you otherwise prior to such time. The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 with any questions regarding this matter.

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Very truly yours,

Enviva Partners, LP

By:	Enviva Partners GP, LLC, its general partner

By:	/s/ William H. Schmidt, Jr.
Name:	William H. Schmidt, Jr.
Title:	Executive Vice President, General Counsel and Secretary

cc:	Asia Timmons-Pierce (U.S. Securities and Exchange Commission)
E. Ramey Layne (Vinson & Elkins L.L.P.)